UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32221

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24

Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

+55 (11) 2128-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Shares, without par value
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Preferred Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	GOL Linhas Aéreas Inteligentes S.A. (“GOL”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 23, 2004, the date that its registration statement on Form F-1 (Registration No. 333-116054) was declared effective by the Securities and Exchange Commission (the “Commission”). On January 26, 2024, following GOL’s filing of voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York, the New York Stock Exchange (“NYSE”) suspended the trading of GOL’s American Depositary Shares (“ADSs”). On January 29, 2024, the NYSE filed a Form 25 with the Commission, informing of its intention to remove GOL’s ADSs from listing and registration on the NYSE at the opening of business on February 9, 2024, pursuant to the provisions of Rule 12d2-2(b).
B.	GOL has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. GOL has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

GOL’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on March 21, 2019, pursuant to a Registration Statement on Form F-3.

Item 3.	Foreign Listing and Primary Trading Market

A.	GOL’s preferred shares are listed on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), located in Brazil, which constitutes the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for GOL’s preferred shares.
B.	GOL’s preferred shares were listed on the B3 (previously known as BM&FBOVESPA) in 2004. GOL has maintained the listings of its preferred shares on such exchange since such date, which is more than 12 months preceding the filing of this Form 15F.
C.	During the 12-month period beginning February 12, 2024 and ending February 12, 2025, 98.2% of trading in GOL’s preferred shares occurred on the B3 in Brazil.

Item 4.	Comparative Trading Volume Data

A.	The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on February 12, 2024 and ended on February 12, 2025 (the “Applicable Period”).
B.	The average daily trading volume (“ADTV”) of GOL’s ADSs (in terms of the number of preferred shares represented) in the United States for the Applicable Period was 144,062 preferred shares. The ADTV of GOL’s preferred shares and the ADSs (in terms of the number of preferred shares represented) on a worldwide basis for the Applicable Period was 7,812,812 preferred shares.
C.	The ADTV of GOL’s ADSs (in terms of the number of preferred shares represented) in the United States for the Applicable Period was 1.8% of the ADTV of GOL’s preferred shares and the ADSs (in terms of the number of preferred shares represented) on a worldwide basis for the Applicable Period.
D.	As a result of GOL’s Chapter 11 filing, the NYSE suspended the trading of GOL’s ADSs on January 26, 2024. On January 29, 2024, the NYSE filed a Form 25 with the Commission, informing of its intention to remove GOL’s ADSs from listing and registration on the NYSE at the opening of business on February 9, 2024. As of February 9, 2024, the ADTV of GOL’s ADSs (in terms of the number of preferred shares represented) in the United States (including off-exchange and on-exchange transactions) as a percentage of the ADTV for GOL’s preferred shares and the ADSs (in terms of the number of preferred shares represented) on a worldwide basis for the preceding 12-month period was 10.8%.

E.	On February 24, 2025, the Company initiated the termination process of the ADS program relating to its preferred shares by delivering a termination notice to The Bank of New York Mellon under the terms of the deposit agreement governing the ADS program.
F.	The source of the trading volume information used for determining whether GOL meets the requirements of Rule 12h-6 is Bloomberg.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	As required by Rule 12h-6(h), GOL published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on the date hereof.
B.	The notice was disseminated in the United States via Bloomberg. Additionally, the notice was published on GOL’s Internet website at https://ri.voegol.com.br/en/. A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

GOL will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at: https://ri.voegol.com.br/en/.

PART III

Item 10.	Exhibits

Attached as Exhibit 1.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing GOL’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, GOL Linhas Aéreas Inteligentes S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, GOL Linhas Aéreas Inteligentes S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Registrant)

By:	/s/ Eduardo Guardiano Leme Gotilla
Name:	Eduardo Guardiano Leme Gotilla
Title:	Chief Financial and IR Officer

Date: February 26, 2025

Exhibit 1.1

GOL ANNOUNCES FILING OF FORM 15F TO DEREGISTER IN THE UNITED STATES UNDER THE SECURITIES EXCHANGE ACT OF 1934

São Paulo, February 26, 2025 – GOL Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) (B3: GOLL4), one of the leading airlines in Brazil, hereby informs, in accordance with Section 157, paragraph 4, of the Brazilian Law No. 6,404/1976 and the Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44/2021, that the Company has filed today a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its preferred shares and American Depositary Shares (“ADSs”) under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing Form 15F, GOL’s obligations to file reports under the Exchange Act have been suspended and are expected to terminate 90 days after the filing, barring any objection by the SEC.

GOL has also initiated the termination process of the ADS program relating to its preferred shares by delivering a termination notice to The Bank of New York Mellon under the terms of the deposit agreement governing the ADS program. As previously informed, as a result of GOL’s Chapter 11 filing, the New York Stock Exchange (“NYSE”) suspended the trading of GOL’s ADSs on January 26, 2024 and removed GOL’s ADSs from listing and registration on the NYSE at the opening of business on February 9, 2024.

GOL will maintain its registration as a publicly-held company with the CVM, as well as its listing and the admission of its preferred shares to trading on the São Paulo Stock Exchange (B3 S.A. - Bolsa, Brasil, Balcão) under the ticker symbol “GOLL4,” and it will continue to be subject to applicable disclosure requirements under Brazilian laws and regulations. GOL intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (www.voegol.com.br/ir), including in English.

GOL reserves the right, for any reason, to withdraw the filing of the Form 15F prior to effectiveness, and to otherwise change its plans in respect of SEC deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Special Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “will,” “maintain”, “plans” and “intends” and similar expressions, as they relate to GOL, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil’s leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL’s number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company’s shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir